FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on December 31, 2020.

This MD&A for the three months and fiscal years ended December 31, 2020 and 2019 should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes for fiscal year ended December 31, 2020, and 2019. The financial information presented in this MD&A is derived from the Company's audited consolidated financial statements for the three months and fiscal years ended December 31, 2020 and 2019 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of March 16, 2021.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company's experience and perception of historical trends.  Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking  information is identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes; the Company's proposed partnership and joint ventures with, and investments in, other entities; the estimated costs of the Company's proposed capital projects and future investments; potential proceeds from the exercise of the Company's outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; the undertaking of clinical research to study the effects of the Company's products on client health; the outcome of clinical trials related to ultra micro-palmitoylethanolamide (""ultramicronized-PEA" or "FSD-201"). Readers are cautioned not to place undue reliance on forward-looking information as the Company's actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; purchaser interest in the Company's products; anticipated and unanticipated costs; government regulation of the Company's activities and products; the timely receipt of any required regulatory approvals; the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company's ability to conduct operations in a safe, efficient and effective manner; and the Company's expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Company and history of losses; the Company's ability to continue as a going concern; the highly speculative nature of drug development; the Company's ability to generate sufficient revenue to be profitable; the Company's ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company's products; the impact of any negative scientific studies on the effects of micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company's reliance on key persons; the Company's compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company's ability to manage its growth; the Company's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company's ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company's partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company's operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company's status as a "passive foreign investment company"; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company's ability to successfully develop new products or find a market for their sale; the Company's ability to promote and sustain its brands; product liability claims or regulatory actions; reputational risks to third parties with whom the Company does business; the Company's ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company's reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company's ability to transport its products; liability arising from any fraudulent or illegal activity; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company's dual class share structure; that additional issuances of the Company's shares could have a significant dilutive effect; public health crises; and other factors beyond the Company's control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under "Risks Factors" in our Annual Information Form for the year ended December 31, 2020, Short Form Base Shelf Prospectus dated June 16, 2020 and Prospectus Supplement dated February 11, 2021.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." Our head office is at 100 King St. West, Suite 3400, Toronto, Ontario, Canada. M5X 1A4. Our head office is located at First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada M5X 1A4, and our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

FSD Pharma Inc. (“FSD” or the “Company”), through its wholly owned subsidiary, FSD Biosciences, Inc. is a pharmaceutical research and development (“R&D”) company focused on developing over time multiple applications of its lead compound, ultra-micro PEA (“FSD 201”) by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

As of the date hereof, the Company currently has two material subsidiaries: (i) FSD Biosciences Inc. (“FSD Biosciences”), which is wholly owned by the Company and incorporated under the laws of the State of Delaware; and (ii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated pursuant to the OBCA.

The Company is not engaged in cannabis-related activities.

FSD Pharma Inc.

Through the acquisition of Prismic Pharmaceuticals Inc. (“Prismic”), the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit for certain specified pharmaceutical purposes patents and other intellectual property rights to ultra micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA (“Epitech”). PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on FSD201 ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for FSD201 and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of micro-PEA. Ultra-micro PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the FDA in June 2020 to submit an Investigational New Drug Application for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an Investigational New Drug Application for the use of FSD201 in August 2020.

In September 2020, the Company received authorization from the FDA to initiate Phase 2 study for the use of FSD201 to treat COVID-19.

The FSD201 COVID-19 study is currently underway and is expected to randomize 352 patients in a controlled, double-blind, multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to down-regulate the over-expressed immune response and mitigate the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech (the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. The FSD-201 COVID-19 Trials are subject to such requirements. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Cannabis Licenses

The Company held three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses").

On July 30, 2020, the Company announced that it has notified Health Canada of the Company's decision to forfeit the licenses of FV Pharma and suspend all activities by FV Pharma within 30 days. As at September 30, 2020, the Company has ended all activities of FV Pharma and has surrendered its Licenses. The Company has actively been in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

The Facility

FV Pharma's facility is located at located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017. The Facility hosts an existing 581,538 square feet of building space. The Company is actively exploring a sale of the Facility and/or the Facility Property. See further discussion below under "Discontinued Operations".

As of the date hereof, the Company has no contractual arrangements and has no commitments for capital expenditures with respect to the Facility. The Company owns the 70-acre property on which the Facility is located (the "Facility Property").

In July 2020, the Company decided to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences. Inc.

IMPACT OF COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. In September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. The Company’s clinical trials for the use of FSD-201, its lead compound, to treat suspected or confirmed cases of COVID-19 continued to proceed throughout the year and as a result the impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the year ended December 31, 2020.

CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY TO UNITED STATES DOLLARS

The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company.

The Company has elected to change its presentation currency from the Canadian dollar to the United States dollar effective October 1, 2020. The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities. For comparative reporting purposes, historical financial information has been translated to United States dollars using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

DISCONTINUED OPERATIONS

As previously noted, in March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the facility will be completed within the next twelve months and is actively marketing the facility for sale.

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the years ended December 31, 2020 and 2019.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal of the Cobourg facility in its current state less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Cobourg Facility resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three months and years ended December 31, 2020 and 2019:

	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
	$	$	$	$
General and administrative	2,323,347	2,413,316	10,058,083	8,407,427
External research and development fees	2,456,010	—	7,832,847	—
Share-based payments	215,255	2,885,792	8,052,011	12,082,930
Depreciation and amortization	967,957	979,389	3,900,458	1,943,048
Legal provision	59,288	—	757,829	—
Impairment of right-of-use asset	—	50,888	89,860	50,888
Total operating expenses	6,021,857	6,329,385	30,691,088	22,484,293
Net loss from continuing operations	(3,964,147)	(11,523,123)	(28,452,232)	(34,080,963)
Net loss from discontinued operations	(414,124)	(1,313,844)	(3,347,561)	(5,048,557)
Net loss for the period	(4,378,271)	(12,836,967)	(31,799,793)	(39,129,520)

OVERALL FINANCIAL PERFORMANCE

Three months ended December 31, 2020

For the three months ended December 31, 2020, general and administrative expenses were $2,323,347 compared to $2,413,316 for the comparative period in the prior year. This represents a decrease of $89,969 or 4% for the three months ended December 31, 2020.

For the three ended December 31, 2020, external research and development fees were $2,456,010 compared to $nil for the three months ended December 31, 2019, representing an increase of $2,456,010 or 100% for the three months ended December 31, 2020. The increase is related to expenses incurred for the research and development of PEA, for Phase 1 and 2 Safety and Tolerability testing, FDA IND Application and COVID-19 study.

For the three months ended December 31, 2020, share-based payments expense was $215,255 compared to $2,885,792 for the three months ended December 31, 2019. This represents decrease of $2,670,537 or 93% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and one time share-based payments approved by the Board of Directors as compensation in December 2019 of $1.3 million.

For the three months ended December 31, 2020, depreciation and amortization was $967,957 compared to $979,389 for the three months ended December 31, 2019. This represents a decrease of $11,432 or 1% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property acquired through the acquisition of Prismic on June 29, 2019.

For the three months ended December 31, 2020, net loss was $4,378,271 compared to $12,836,967 for the three months ended December 31, 2019. Net loss for the three months ended December 31, 2020 is comprised of net loss from continuing operations of $3,964,147 and net loss from discontinued operations of $414,124 compared to net loss from continuing operations of $11,523,123 and net loss from discontinued operations of $1,313,844 for the three months ended December 31, 2019.

Year ended December 31, 2020

For the year ended December 31, 2020, general and administrative expenses were $10,058,083 compared to $8,407,427 for the comparative period in the prior year. This represents an increase of $1,650,656 or 20% for the year ended December 31, 2020, primarily related to expanded operations associated with the acquisition of Prismic in June 2019 and higher professional fees and insurance expense as a result of the NASDAQ listing in January 2020.

For the year ended December 31, 2020, external research and development fees were $7,832,847 compared to $nil for the year ended December 31, 2019, representing an increase of $7,832,847 or 100% for the year ended December 31, 2020. The increase is related to expenses incurred for the research and development of PEA, FDA Investigational New Drug Application, Phase 1 Safety and Tolerability testing, Phase 2 clinical trials, and COVID-19 study.

For the year ended December 31, 2020, share-based payments expense were $8,052,011 compared to $12,082,930 for the year ended December 31, 2019. This represents a decrease of $4,030,919 or 33% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and one-time share-based payments approved by the Board of Directors as compensation.

For the year ended December 31, 2020, depreciation and amortization was $3,900,458 compared to $1,943,048 for the year ended December 31, 2019. This represents an increase of $1,957,410 or 101% for the year ended December 31, 2020, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property acquired through the acquisition of Prismic on June 29, 2019.

For the year ended December 31, 2020, net loss was $31,799,793 compared to $39,129,520 for the year ended December 31, 2019. Net loss for the year ended December 31, 2020 is comprised of net loss from continuing operations of $28,452,232 and net loss from discontinued operations of $3,347,561, compared to net loss from continuing operations of $34,080,963 and net loss from discontinued operations of $5,048,557 for the year ended December 31, 2019.

	As at December 31,	As at December 31,
	2020	2019	Change
	$	$	$	%
Cash	17,524,822	5,967,798	11,557,024	194%
Total assets	41,967,205	43,217,727	(1,250,522)	-3%
Total liabilities	5,658,622	6,940,250	(1,281,628)	-18%

The Company concluded the year ended December 31, 2020 with cash of $17,524,822 (December 31, 2019 - $5,967,798).

Cash used in operating activities for the year ended December 31, 2020 was $19,130,473 compared to $13,712,725 for the year ended December 31, 2019.

Cash provided by investing activities for the year ended December 31, 2020 was $6,514,126 compared to cash used in investing activities of $230,888 for the year ended December 31, 2019. The change is primarily due to proceeds of $6,477,510 from the sale of investments during the year ended December 31, 2020 compared to proceeds of $462,303 from the sale of investments offset by additions to intangible assets of $293,126 for the year ended December 31, 2019.

Cash provided by financing activities for the year ended December 31, 2020 was $24,173,371 compared to cash provided by financing activities of $4,011,603 for the year ended December 31, 2019. The increase is primarily due to net proceeds of $25,100,459 from the issuance of shares, $59,548 from the exercise of stock options, offset by $946,643 repayment of notes payable and $39,993 repayment of lease obligation during the year ended December 31, 2020, compared to net proceeds of $3,431,294 from the issuance of shares, $622,594 from the exercise of stock options and warrants offset by the repayment of lease obligation of $42,285 during the year ended December 31, 2019.

RESULTS OF OPERATIONS

REVIEW OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

The following table outlines our consolidated statements of loss for year ended December 31, 2020 and 2019:

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%

Expenses
General and administrative	10,058,083	8,407,427	1,650,656	20%
External research and development fees	7,832,847	—	7,832,847	100%
Share-based payments	8,052,011	12,082,930	(4,030,919)	-33%
Depreciation and amortization	3,900,458	1,943,048	1,957,410	101%
Legal provision	757,829	—	757,829	100%
Impairment of right-of-use asset	89,860	50,888	38,972	77%
Total operating expenses	30,691,088	22,484,293	8,206,795	37%

Loss from continuing operations	(30,691,088)	(22,484,293)	(8,206,795)	37%

Other income	(3,691)	(40,454)	36,763	-91%
Finance expense	235,581	155,316	80,265	52%
Loss (gain) on settlement of financial liability	(680,164)	18,665	(698,829)	-3744%
Loss (gain) on change in fair value of warrants and derivative liability	(2,561,456)	2,684,436	(5,245,892)	-195%
Loss on changes in fair value of investments	770,874	8,778,707	(8,007,833)	-91%
Net loss from continuing operations	(28,452,232)	(34,080,963)	5,628,731	-17%

Net loss from discontinued operations	(3,347,561)	(5,048,557)	1,700,996	-34%
Net loss	(31,799,793)	(39,129,520)	7,329,727	-19%

General and administrative

General and administrative expenses for the year ended December 31, 2020 and 2019 are comprised of:

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Professional fees	2,734,123	3,101,136	(367,013)	-12%
General office, insurance and administration expenditures	3,616,159	1,742,550	1,873,609	108%
Consulting fees	1,775,269	1,675,258	100,011	6%
Salaries, wages and benefits	2,656,162	1,705,696	950,466	56%
Investor relations	541,944	2,241,275	(1,699,331)	-76%
Building and facility costs	586,926	676,798	(89,872)	-13%
Foreign exchange gain	(186,959)	—	(186,959)	100%
	11,723,624	11,142,713	580,911	5%
Allocated to:
Continuing operations	10,058,083	8,407,427	1,650,656	20%
Discontinued operations	1,665,541	2,735,286	(1,069,745)	-39%

Professional fees

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Professional fees	2,734,123	3,101,136	(367,013)	-12%

Professional fees decreased from $3,101,136 to $2,734,123 or 12% for the year ended December 31, 2020 compared to the equivalent period in the prior year. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the year ended December 31, 2020 and 2019 are comprised of the following:

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Insurance, shareholder and public company costs	2,048,726	579,056	1,469,670	254%
Travel, meals and entertainment	608,876	750,642	(141,766)	-19%
Office and general administrative	958,557	412,852	545,705	132%
General office, Insurance and administrative expenditures	3,616,159	1,742,550	1,873,609	108%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs increased from $579,056 to $2,048,726 or 254% for the year ended December 31, 2020, compared to the equivalent periods in the prior year. The increase is primarily due to higher insurance costs associated with being a NASDAQ listed entity as of January 9, 2020.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $750,642 to $608,876 or 19% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The decrease is primarily due to the impact of travel restrictions related to COVID-19 in 2020.

Office and general administrative

Office and general administrative expenses increased from $412,852 to $958,557 or 132% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The increase for the year ended December 31, 2020 compared to the equivalent period in the prior year is related to the acquisition of Prismic and growth of the BioScience operations and administrative costs incurred related to the research and development of PEA and ongoing clinical trials.

Consulting fees

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Consulting fees	1,775,269	1,675,258	100,011	6%

Consulting fees increased from $1,675,258 to $1,775,269 or 6% for the year ended December 31, 2020, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Salaries, wages and benefits	2,656,162	1,705,696	950,466	56%

Salaries, wages and benefits expenses increased from $1,705,696 to $2,656,162 or 56% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The increase is primarily due to key management personnel hired as full-time salaried employees during the year-ended December 31, 2020.

Investor relations

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Investor relations	541,944	2,241,275	(1,699,331)	-76%

Investor relations expenses decreased from $2,241,275 to $541,944 or 76% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The decrease is primarily related to lower spending on investor relations and marketing during the year ended December 31, 2020.

Building and facility costs

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Building and facility costs	586,926	676,798	(89,872)	-13%

Building and facility costs decreased from $676,798 to $586,926 or 13% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The decrease is primarily related to the discontinued operations of FV Pharma. Costs include property taxes, security services, repairs and maintenance expenditures and utilities.

Foreign exchange gain

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Foreign exchange gain	(186,959)	—	(186,959)	100%

Foreign exchange gain increased from $nil to $186,959 or 100% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The primary reason for the foreign exchange gain was due to the increase in strength of the Canadian dollar relative to the US dollar and its impact on cash balances held in Canadian dollars.

External research and development fees

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
External research and development fees	7,832,847	—	7,832,847	100%

External research and development fees increased from $nil to $7,832,847 or 100% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The increase is related to expenses incurred for the research and development of PEA, FDA Investigational New Drug Application, Phase 1 Safety and Tolerability testing, Phase 2 clinical trials, and COVID-19 study.

Share-based payments

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Share-based payments	8,052,011	12,082,930	(4,030,919)	-33%

Share-based payments decreased from $12,082,930 to $8,052,011 or 33% for the year ended December 31, 2020, compared to the equivalent period in the prior year. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and one-time share-based payments approved by the Board of Directors as compensation during 2019.

Depreciation and amortization

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Depreciation and amortization	3,900,458	1,943,048	1,957,410	101%

Depreciation and amortization increased from $1,943,048 to $3,900,458 or 101% for the year ended December 31, 2020, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property acquired through the acquisition of Prismic on June 29, 2019.

Impairment of right-of-use asset

	For the year ended December 31,
	2020	2019	Change
	$	$	$	%
Impairment of right-of-use asset	89,860	50,888	38,972	77%

For the year ended December 31, 2020, impairment of right-of-use asset was $89,860 compared to $50,888 for the year ended December 31, 2019. The increase is due to the impairment of the right-of-use asset related to an office lease. As of March 31, 2020, the Company did not occupy the leased premise and has been unsuccessful in subleasing the space. The Company recognized an impairment loss of $89,860 for the year ended December 31, 2020 resulting in right-of-use asset balance of $nil.

Finance expense

For the year ended December 31, 2020, finance expense was $235,581, compared to $155,316 for the year ended December 31, 2019. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019. The increase for the year ended December 31, 2020, compared to the equivalent period in the prior year is due to twelve months of interest recorded in 2020 compared to six months in 2019.

Loss (gain) on settlement of financial liability

For the year ended December 31, 2020 the Company recognized a gain on settlement of financial liabilities of $680,164 compared to a loss on settlement of financial liabilities of $18,665 for the year ended December 31, 2019. The gain recognized during the year-ended December 31, 2020 is primarily due to the settlement of Prismic notes payable and trade and other payables for Class B common shares and cash. The difference between the carrying value of the notes payable and trade and other liabilities and the consideration given was recorded as gain on settlement.

Loss (gain) on change in fair value of warrants and derivative liability

As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest BioEnergy Inc. ("Solarvest") to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 Class B subordinate voting shares to Solarvest as settlement of the derivative liability. The fair value of the shares issued was determined to be $1,356,373. The Company recognized a gain of $634,415 on settlement of the derivative liability.

In August of 2020 the Company issued warrants as part of a private placement that did not meet the IFRS definition of equity due to the exercise price being denominated in United States Dollars, which was not the functional currency of the Company at the time resulting in a variability in exercise price. As such, the warrants were recognized as a derivative liability with a fair value of $3,289,069 at the time of issuance. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020. The Company recognized a gain on change in fair value of $1,927,041 for the year ended December 31, 2020.

Loss on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates. The table below summarizes the change in fair value of these investments during the year.

Entity	Instrument	Balance at December 31, 2019	Change in fair value through profit or loss	Foreign exchange gain	Proceeds from sale	Balance at December 31, 2020
		$	$	$	$	$
Pharmadrug Inc.	Shares	255,075	397,006	—	652,081	—
Cannara Biotech Inc.	Shares	6,822,637	(997,208)	—	5,825,429	—
Clover Cannastrip	Shares	—	—	—	—	—
HUGE Shops	Shares	572,401	7,674	20,358	—	600,433
SciCann Therapeutics	Shares	535,824	(354,910)	14,765	—	195,679
Solarvest BioEnergy Inc.	Shares	327,251	106,380	14,047	—	447,678
Solarvest BioEnergy Inc.	Warrants	87,756	(14,920)	1,977	—	74,813
Solarvest BioEnergy Inc.	Convertible debenture	261,800	85,104	11,238	—	358,142
		8,862,744	(770,874)	62,385	6,477,510	1,676,745

REVIEW OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2020 AND 2019

The following table outlines our consolidated statements of loss for three months ended December 31, 2020 and 2019:

	Three months ended December 31,
	2020	2019	Change
	$	$	$	%

Expenses
General and administrative	2,323,347	2,413,316	(89,969)	-4%
External research and development fees	2,456,010	—	2,456,010	100%
Share-based payments	215,255	2,885,792	(2,670,537)	-93%
Depreciation and amortization	967,957	979,389	(11,432)	-1%
Legal provision	59,288	—	59,288	100%
Impairment of right-of-use asset	—	50,888	(50,888)	-100%
Total operating expenses	6,021,857	6,329,385	(307,528)	-5%

Loss from continuing operations	(6,021,857)	(6,329,385)	307,528	-5%

Other income	(4)	(38,084)	38,080	-100%
Finance expense	32,967	83,199	(50,232)	-60%
Loss (gain) on settlement of financial liability	(420,936)	18,665	(439,601)	-2355%
Loss (gain) on change in fair value of warrants and derivative liability	(1,254,299)	335,728	(1,590,027)	-474%
Loss (gain) on changes in fair value of investments	(415,438)	4,794,230	(5,209,668)	-109%
Net loss from continuing operations	(3,964,147)	(11,523,123)	7,558,976	-66%

Net loss from discontinued operations	(414,124)	(1,313,844)	899,720	-68%
Net loss	(4,378,271)	(12,836,967)	8,458,696	-66%

General and administrative

General and administrative expenses for the three months December 31, 2020 and 2019 are comprised of:

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Professional fees	498,295	953,062	(454,767)	-48%
General office, insurance and administration expenditures	897,745	436,172	461,573	106%
Consulting fees	435,090	445,065	(9,975)	-2%
Salaries, wages and benefits	973,125	293,488	679,637	232%
Investor relations	54,630	393,236	(338,606)	-86%
Building and facility costs	232,766	34,204	198,562	581%
Foreign exchange gain	(312,856)	—	(312,856)	100%
	2,778,795	2,555,227	223,568	9%
Allocated to:
Continuing operations	2,323,347	2,413,316	(89,969)	-4%
Discontinued operations	455,448	141,911	313,537	221%

Professional fees

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Professional fees	498,295	953,062	(454,767)	-48%

Professional fees decreased from $953,062 to $498,295 or 48% for the three months ended December 31, 2020 compared to the equivalent period in the prior year. The decrease is primarily related to costs incurred during the three months ended December 31, 2019 associated with the NASDAQ listing. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three months December 31, 2020 and 2019 are comprised of the following:

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Insurance, shareholder and public company costs	360,126	303,514	56,612	19%
Travel, meals and entertainment	211,816	344,894	(133,078)	-39%
Office and general administrative	325,803	(212,236)	538,039	-254%
General office, Insurance and administrative expenditures	897,745	436,172	461,573	106%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs increased from $303,514 to $360,126 or 19% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The increase is primarily due to higher insurance costs associated with being a NASDAQ listed entity as of January 9, 2020.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $344,894 to $211,816 or 39% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The decrease is primarily due to the impact of travel restrictions related to COVID-19 in 2020.

Office and general administrative

Office and general administrative expenses are related to expenditures for continued operations. The increase for the three months ended December 31, 2020 compared to the equivalent period in the prior year is related to the growth of the BioScience operations and administrative costs incurred related to the research and development of PEA and ongoing clinical trials as the Company is focused on the growth of the operations.

Consulting fees

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Consulting fees	435,090	445,065	(9,975)	-2%

Consulting fees decreased from $445,065 to $435,090 or 2% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Salaries, wages and benefits	973,125	293,488	679,637	232%

Salaries, wages and benefits expenses increased from $293,488 to $973,125 or 232% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The increase is primarily due to key management hired as salaried employees in January 2020 and severance expense recorded during the three months ended December 31, 2020.

Investor relations

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Investor relations	54,630	393,236	(338,606)	-86%

Investor relations expenses decreased from $393,236 to $54,630 or 86% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The decrease is primarily related to lower spending on investor relations and marketing during the three months ended December 31, 2020.

Building and facility costs

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Building and facility costs	232,766	34,204	198,562	581%

Building and facility costs increased from $34,204 to a $232,766 or 581% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. The increase for the three months ended December 31, 2020 compared to the equivalent period in the prior year is due these costs being recognized as an expense, whereas certain costs were capitalized to biological assets and inventory production in the prior period.

Foreign exchange gain

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Foreign exchange gain	(312,856)	—	(312,856)	100%

Foreign exchange gain increased from $nil to $312,856 or 100% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The primary reason for the foreign exchange gain was due to the increase in strength of the Canadian dollar relative to the US dollar and its impact on cash balances held in Canadian dollars.

External research and development fees

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
External research and development fees	2,456,010	—	2,456,010	100%

External research and development fees increased from $nil to $2,456,010 or 100% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The increase is related to expenses incurred for the research and development of PEA, FDA Investigational New Drug Application, Phase 1 Safety and Tolerability testing, Phase 2 clinical trials, and COVID-19 study.

Share-based payments

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Share-based payments	215,255	2,885,792	(2,670,537)	-93%

Share-based payments decreased from $2,885,792 to $215,255 or 93% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and one-time share-based payments approved by the Board of Directors as compensation for the three months ended December 31, 2019.

Depreciation and amortization

	For the three months ended December 31,
	2020	2019	Change
	$	$	$	%
Depreciation and amortization	967,957	979,389	(11,432)	-1%

Depreciation and amortization decreased from $979,389 to $967,957 or 1% for the three months ended December 31, 2020, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the intellectual property recognized on the acquisition of Prismic on June 29, 2019.

Finance expense

For the three months ended December 31, 2020, finance expense was $32,967 compared to $83,199 for the three months ended December 31, 2019. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019. During the year ended December 31, 2020, the Company has settled a significant balance of notes payable, resulting in lower finance expense for the three months ended December 31, 2020 compared to the equivalent period in the prior year.

Loss (gain) on settlement of financial liability

For the three months ended December 31, 2020 the gain on settlement of financial liability was $420,936. The gain recognized during the three months ended December 31, 2020 is primarily due to the settlement of Prismic notes payable and trade and other payables. The difference between the carrying value of the notes payable and trade and other liabilities and the consideration given was recorded as a gain on settlement.

Loss (gain) on change in fair value of warrants and derivative liability

In August of 2020 the Company issued warrants as part of a private placement that did not meet the IFRS definition of equity due to the exercise price being denominated in United States Dollars, which was not the functional currency of the Company at the time resulting in a variability in exercise price. As such, the warrants were recognized as a derivative liability with a fair value of $3,289,069 at the time of issuance. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020, resulting in a gain on change in fair value of $1,254,299 for the three months ended December 31, 2020.

For the three months ended December 31, 2019, loss on change in fair value of derivative liability is related to investments in Pharmadrug Inc. and Solarvest BioEnergy Inc. Both investments were acquired by issuing equity instruments in the Company and the investment agreements guaranteed a minimum value of the Company's equity to Pharmadrug Inc. and Solarvest BioEnergy Inc. resulting in recognition of derivative liability under IFRS. This expense represents change in the derivative liability from date of initial measurements to December 31, 2019. These investments were acquired during the year ended December 31, 2019.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2020 AND 2019

The following table outlines our net loss from discontinued operations for the three months and year ended December 31, 2020 and 2019:

	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Revenue	—	193,049	14,514	193,416

Cost of revenue	—	834,422	1,032,010	1,473,839
Gross loss before fair value adjustments	—	(641,373)	(1,017,496)	(1,280,423)
Fair value adjustments on inventory sold	—	16,738	(945)	16,738
Unrealized loss on changes in fair value of biological assets	—	281,548	166,886	513,625
Gross loss	—	(939,659)	(1,183,437)	(1,810,786)

Expenses
General and administrative	455,448	141,911	1,665,541	2,735,286
Depreciation and amortization	—	119,256	90,340	424,199
Impairment of property, plant and equipment	—	132,273	387,474	132,273
Total operating expenses	455,448	393,440	2,143,355	3,291,758

Loss from discontinued operations	(455,448)	(1,333,099)	(3,326,792)	(5,102,544)

Other income	(41,326)	(19,255)	(79,568)	(53,987)
Loss on sale of equipment	—	—	100,337	—
Net loss from discontinued operations	(414,122)	(1,313,844)	(3,347,561)	(5,048,557)

Revenue

Revenue was $nil and $14,514 from discontinued operations for the three months and year ended December 31, 2020 compared to $193,049 and $193,416 for the equivalent periods in the prior year. The decrease is due to the Company discontinuing its cannabis operations.

Cost of revenue

For the three months and year ended December 31, 2020, cost of revenue from discontinued operations was $nil and $1,032,010, respectively, compared to $834,422 and $1,473,839 for the three months and year ended December 31, 2019. The decrease for the three months and year ended December 31, 2020 compared to the equivalent periods in the prior year is primarily due to FV Pharma forfeiting its licenses and ceasing all operations at the end of July 2020 and discontinuing the sale of cannabis. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Unrealized loss on changes in fair value of biological assets

Unrealized loss on change in fair value of biological assets for the three months and year ended December 31, 2020 was $nil and $166,886 compared to the loss from change in fair value of biological assets for the three months and year ended December 31, 2019 of $281,548 and $513,625. As of December 31, 2020, the Company did not have any biological assets.

General and administrative

	For the three months ended December 31,				For the year ended December 31,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
General office and administration	121,675	(87,649)	209,324	-239%	566,816	529,509	37,307	7%
Salaries, wages and benefits	101,006	195,356	(94,350)	-48%	511,799	1,528,979	(1,017,180)	-67%
Building and facility costs	232,767	34,204	198,563	581%	586,926	676,798	(89,872)	-13%
	455,448	141,911	313,537	221%	1,665,541	2,735,286	(1,069,745)	-39%

General and administrative expenses from discontinued operations increased from $141,911 to $455,448 for the three months ended December 31, 2020 compared to the equivalent period in the prior year. The increase is primarily due to the discontinuance of operations and building and facility expenses that were recognized as general and administrative expenses for the three months ended December 31, 2020, whereas such costs were allocated and capitalized to the production of the biological assets and inventory for the equivalent period in the prior year. General and administrative expenses decreased from $2,735,286 to $1,665,541 for the year ended December 31, 2020 compared to the equivalent period in the prior year. The decrease was due to the Company discontinuing operations in March of 2020.

Depreciation and amortization

Depreciation and amortization from discontinued operations for the three months and year ended December 31, 2020 was $nil and $90,340 compared to $119,256 and $424,199 for the equivalent periods in the prior year. Depreciation and amortization expense decreased as the Company stopped depreciating these assets upon recognition as being held for sale in March of 2020.

Impairment of property, plant and equipment

Impairment of property, plant and equipment from discontinued operations for the three months and year ended December 31, 2020 was $nil and $387,474 compared to $132,273 and $132,273 for the equivalent periods in the prior year. Impairment charges related to the carrying value of certain items of equipment being greater than their recoverable amount.

Loss on sale of equipment

During the year ended December 31, 2020, FV Pharma sold equipment and recognized a loss of $100,337 as a result of the proceeds from sale being less than the carrying value of the equipment.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing January 1, 2019 and ending December 31, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2020. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020 and 2019. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	$	$	$	$	$	$	$	$
					[restated]	[restated]	[restated]
Other income (loss)	4	(23,166)	13,251	13,602	42,824	(2,370)	—	—
Net loss for the period	(4,378,271)	(13,567,266)	(4,492,484)	(9,361,772)	(12,836,967)	(12,760,518)	(11,803,787)	(1,728,248)
Net loss per share - basic	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)	(1.69)	(1.68)	(0.25)
Net loss per share - diluted	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)	(1.69)	(1.68)	(0.25)

Restatement of comparative figures and key metrics

In preparation of the December 31, 2020 condensed consolidated interim financial statements, certain errors to the previously issued December 31, 2019 consolidated financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, investments, and derivative liability.

The errors have been corrected by restating each of the affected financial statement line items for the three months ended December 31, 2019 as follows:

Statement of Loss and Comprehensive Loss	For the three months ended December 31, 2019
	As previously reported	Adjustments	As revised
	$	$	$
Share-based payments	3,137,045	(251,253)	2,885,792
Loss on change in fair value of derivative liability	1,405,525	(1,069,797)	335,728
Net loss for the period	(14,158,017)	(1,321,050)	(12,836,967)

The restatements were all non-cash and did not have any impact on cash used in operations, cash provided by investment activities and cash provided by financing activities.

The restatements above did not have any impact on the December 31, 2019 audited consolidated financial statements.

FINANCIAL POSITION

	As at	As at	As at	Change December 31, 2020 vs December 31, 2019
	December 31,	December 31,	January 1,
	2020	2019	2019	$	%
ASSETS
Current
Cash	17,524,822	5,967,798	15,899,808	11,557,024	194%
Other receivables	161,342	1,557,302	745,520	(1,395,960)	-90%
Prepaid expenses and deposits	569,401	323,776	334,096	245,625	76%
Inventories	—	709,373	—	(709,373)	-100%
	18,255,565	8,558,249	16,979,424	9,697,316	113%
Assets held for sale	8,610,504	—	—	8,610,504	100%
	26,866,069	8,558,249	16,979,424	18,307,820	214%

Non-current
Investments
Right-of-use asset, net	1,676,745	8,862,744	13,589,954	(7,185,999)	-81%
Property, plant and equipment, net	—	95,851	183,424	(95,851)	-100%
Intangible assets, net	—	8,880,258	9,134,183	(8,880,258)	-100%
	13,424,391	16,820,625	—	(3,396,234)	-20%
	15,101,136	34,659,478	22,907,561	(19,558,342)	-56%

Total assets	41,967,205	43,217,727	39,886,985	(1,250,522)	-3%

LIABILITIES
Current
Trade and other payables	3,700,103	3,361,145	1,311,865	338,958	10%
Lease obligations	46,842	42,285	40,875	4,557	11%
Derivative liability	—	1,990,788	—	(1,990,788)	-100%
Warrants liability	1,447,910	—	—	1,447,910	100%
Notes payable	384,647	1,435,698	—	(1,051,051)	-73%
	5,579,502	6,829,916	1,352,740	(1,250,414)	-18%

Non-current
Lease obligations	79,120	110,334	142,549	(31,214)	-28%
Total liabilities	5,658,622	6,940,250	1,495,289	(1,281,628)	-18%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	151,588	—	0%
Class B share capital	103,056,538	73,586,337	51,093,434	29,470,201	40%
Warrant reserve	4,968,958	4,321,989	3,341,826	646,969	15%
Contributed surplus	18,792,590	17,371,434	3,744,423	1,421,156	8%
Foreign exchange translation reserve	207,797	(84,776)	—	292,573	-345%
Accumulated deficit	(90,868,888)	(59,069,095)	(19,939,575)	(31,799,793)	54%
Total shareholders' equity	36,308,583	36,277,477	38,391,696	31,106	0%
Total liabilities and shareholders' equity	41,967,205	43,217,727	39,886,985	(1,250,522)	-3%

Assets

Current assets

Current assets increased by $18,307,820 or 214%, primarily due to increase in cash of $11,557,024 and assets held for sale of $8,610,504.

Cash increased by $11,557,024 or 194% primarily due to cash proceeds from financing activities and cash proceeds from sale of investments offset by cash used in operations.

Other receivables decreased by $1,395,960 or 90% primarily due to sales taxes receivable collected during the year.

Prepaid expenses and deposits increased by $245,625 or 76% due to additional prepaid purchases, primarily related to insurance policies associated with the Company's research and development activities.

Non-current assets

Investments decreased by $7,185,999 or 81%, due to the sale of the investment in Cannara Biotech Inc. for proceeds of $5,825,429, the sale of Pharmadrug Inc. shares for proceeds of $652,081, a loss due to change in fair value of $770,874 and a foreign exchange gain of $62,385 related to investments denominated in Canadian dollars at December 31, 2020.

Property, plant and equipment decreased by $8,880,258 or 100%, due to the disposal of equipment and classification to assets held for sale.

Intangible assets decreased by $3,396,234 or 20% primarily due to amortization expense incurred for the year ended December 31, 2020.

Assets Held for Sale

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Assets held for sale as at December 31, 2020 consisted of the following:

$
Property and plant	8,610,504

Liabilities

Current liabilities

Trade and other payables increased by $338,958 or 10%, primarily due to the timing of invoice payments.

Derivative liability decreased to $nil, as the Company issued 225,371 shares on February 4, 2020 to Solarvest as settlement of the derivative liability. The fair value of the shares issued was $1,356,373 resulting in recognition of a gain of $634,415 on settlement of the derivative liability.

Warrants liability increased by $1,447,910, due to warrants issued as part of financing in August 2020. The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollars which is not the functional currency of the Company resulting in variability in exercise price. Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020.

The Company recognized notes payable from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%.  During the year ended December 31, 2020, the Company settled notes payable in the amount of $1,084,719, accrued interest of $795,367, and $438,599 of other Prismic related liabilities with 63,714 Class B Common Shares with a fair value of $185,976 and cash of $1,484,369. A gain of $680,164 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

Non-current liabilities

Non-current portion of lease liability represents the Company's obligations under an office lease. The lease matures on December 31, 2023.

Shareholders' equity

Shareholder's equity increased by $31,106 due to net loss of $31,799,793 for the year ended December 31, 2020 offset by $31,538,326 related to the issuance of shares and share-based payments and a gain of $292,573 related to the translation of foreign operations.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development program centered on the lead asset, micro-PEA. The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at December 31, 2020 the Company had cash of $17,524,822 representing an increase of $11,557,024 from December 31, 2019. This increase is primarily due to $6,514,126 of cash provided by investing activities and $24,173,371 of cash provided by financing activities, offset by $19,130,473 of cash used in operating activities.

Cash flows

	For the year ended December 31,
	2020	2019
	$	$

Net cash provided by (used in):
Cash used in continuing operating activities	(18,392,814)	(7,130,727)
Cash used in discontinued operating activities	(737,659)	(6,581,998)
Cash used in operating activities	(19,130,473)	(13,712,725)

Cash provided by continuing investing activities	6,477,510	170,929
Cash provided by (used in) discontinued investing activities	36,616	(401,817)
Cash provided by (used in) investing activities	6,514,126	(230,888)

Cash provided by continuing financing activities	24,173,371	4,011,603

Net increase (decrease) in cash during the period	11,557,024	(9,932,010)

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the year ended December 31, 2020 were $18,392,814 compared to cash flows used in continuing operating activities of $7,130,727 for the year ended December 31, 2019. The increase in cash used for continuing operations is primarily related to increased activity for BioSciences operations and research and development activities. Cash flows used in discontinued operating activities for the year ended December 31, 2020 were $737,659 compared to cash flows used in discontinued operating activities of $6,581,998 for the year ended December 31, 2019.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by continuing investing activities for the year ended December 31, 2020 were $6,477,510 compared to cash flows of $170,929 provided by continuing investing activities for the year ended December 31, 2019. The change is due to proceeds from sale of investments of $6,477,510 for the year ended December 31, 2020. Cash flows provided by discontinued investing activities was $36,616 for the year ended December 31, 2020 compared to cash flows used in discontinued investing activities of $401,817 for the year ended December 31, 2019. The difference is due to proceeds of $36,616 from the sale of equipment for the year ended December 31, 2020, compared to the purchase of equipment of $401,817 for the year ended December 31, 2019.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2020 were $24,173,371 compared to cash flows of $4,011,603 provided by financing activities for the year ended December 31, 2019. The increase is primarily due to proceeds of $25,100,459 from the issuance of shares and proceeds from exercise of stock options of $59,548 offset by repayment of notes payable of $946,643 during the year ended December 31, 2020 compared to proceeds of $3,431,294 from the issuance of shares and $622,594 from the exercise of stock options and warrants during the year ended December 31, 2019.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with to key management and directors comprised the following:

● The Company paid expenses of $1,445,043 (2019 - $567,468) to a company owned by the CEO for the year ended December 31, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As at December 31, 2020, the CEO has repaid a related party loan of $355,778 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issue during the year ended December 31, 2020.

● As at December 31, 2020, the President of FSD BioSciences Division has repaid a related party loan of $21,876 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued during the year ended December 31, 2020.

● The Company pays independent directors C$40,000 per annum, with the Chairman of each respective committee receiving an additional C$10,000 per annum. Directors compensation for the year ended December 31, 2020 was $246,226 (2019 - $153,109) which included $238,703 recognized as share-based compensation. As of December 31, 2020, directors have received their compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

● The Company issued 1,676,066 shares to key management and directors in the form of a compensation bonus for past services provided during the year ended December 31, 2020. The fair value of shares issued to key management and directors is $4,602,301 and is included in share-based payments and bonuses below.

Related Party	Number of Securities	Total Amount
Dr. Raza Bokhari	805,802	$2,212,649
Anthony Durkacz	161,160	$442,528
Zeeshan Saeed	161,160	$442,528
Donal Carroll	80,580	$221,264
Dr. Edward Brennan	80,580	$221,264
Robert Ciaruffoli	80,580	$221,264
David Urban	80,580	$221,264
Steve Buyer	80,580	$221,264
Larry Kaiser	80,580	$221,264
Gerry Goldberg	32,232	$88,506
Jim Datin	32,232	$88,506
	1,676,066	$4,602,301

Key management personnel compensation during the year ended December 31, 2020 and 2019 is comprised of:

	2020	2019
	$	$
Salaries, benefits, bonuses and consulting fees	2,936,816	3,638,267
Share-based payments	7,045,994	9,385,984
Total	9,982,810	13,024,251

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2020 as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2020.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to note 2 and note 3 of the audited consolidated financial statements for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in the financial statements and this MD&A have been adjusted retrospectively to reflect the reverse share split.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	35,114,998
Share options	1,628,013
Warrants	6,749,109

SUBSEQUENT EVENTS

On January 21, 2021, the Company approved the grant of 75,000 share options to certain board members.

January 22, 2021, the Corporation announced that it will hold its annual meeting of shareholders on June 29, 2021, at which, in addition to normal course matters, it will address matters contained in a requisition for a special meeting submitted to the Corporation by certain shareholders of the Corporation claiming to hold in excess of 5.1% of the Corporation's class B subordinated voting shares, including two directors of the Corporation. These shareholders are seeking to reduce the size of the Corporation's board of directors to five, and to replace six of the incumbent directors with three directors selected by such shareholders.

The annual meeting date of June 29, 2021 was contested by certain shareholders and, pursuant to a decision by the Superior Court of Justice, province of Ontario, issued on March 5, 2021, the annual meeting of shareholders and special meeting of the shareholders has been set for May 14, 2021. Furthermore, the annual meeting of shareholders shall be conducted by an independent chair and Class B Common Shares issued on February 17, 2021, to certain directors and officers of the Company will not be allowed to vote at the meeting.

From February 1, 2021 to February 10, 2021, the Company issued 7,356,326 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $19,770,762.

On February 11, 2021, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with A.G.P./Alliance Global Partners. Under the Sales Agreement the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Sales Agent, Class B Subordinate Voting Shares of the Company, with an aggregate offering price of up to $20,000,000.

From February 11, 2021 to March 12, 2021, the Company issued 7,247,288 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $18,167,511.

On February 17, 2021, the Company issued 1,349,764 Class B Common Shares to certain directors and officers of the Company. The fair value of the shares based on the February 17, 2021 closing share price of $2.65 per Class B Common Share was $3,576,875.

Effective March 1, 2021, Randell Mack was appointed as President of FSD Biosciences and Dr. Ed Brennan was name Chief Medical Officer of the Company.

In March 2021, the Corporation entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet License Agreement, the Corporation is required to make payments to Innovet upon the achievement of certain milestones.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company's ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect the Company's ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.